

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Via E-mail
Kelly J. Kennedy
Chief Financial Officer
Annie's Inc.
1610 Fifth Street
Berkeley, CA 94710

> **Re:** **Annie's Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 18, 2012**
> **File No. 333-178270**

Dear Ms. Kennedy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are requesting confidential treatment of certain information contained in a number of your exhibits. Comments, if any, to your confidential treatment request will be set forth in a separate letter and will need to be resolved prior to requesting effectiveness of this Form S-1.

2. We remind you of comments 2, 3, 4, 5, 9 and 12 from our letter dated December 28, 2011.

3. We note your response to comment 7 from our letter dated December 28, 2011 and reissue the comment. In all places in your document where you discuss your market data,

Kelly J. Kennedy
Annie's Inc.
January 27, 2012
Page 2

please provide appropriate qualifying language to indicate that these are estimations or approximations or your belief, rather than definitive data results. In the alternative, please provide us with a detailed analysis of your belief that such data forms an "appropriate and generally-accepted basis" for the statements made in reliance thereon. As an example only, provide further justification as to why studies that survey your macaroni and cheese consumers only would provide reliable data with respect to your consumers as a whole when your macaroni and cheese product line appears to represent less than 50% of your net sales.

4.   We note your response to our prior comment 20, whereby you named your three largest contract manufacturers who amounted to approximately 70% of net sales in fiscal 2011. Please provide an analysis as to whether you are required to file as an exhibit your agreement(s) with Lucerne Foods.

Selected Consolidated Financial Data, page 34

5.   We note your response to our prior comment 17. The revised disclosure in your filing indicates that the adjusted EBITDA measure used in connection with your credit facility is not adjusted for management fees. In presenting the adjusted EBITDA measure shown in your filing, please tell us how you considered the guidance per Item 10(e)(1)(ii)(A) of Regulation S-K which does not allow for the exclusion of charges that require cash settlement from non-GAAP liquidity measures.

6.   We note that you have presented the non-GAAP measure adjusted EBITDA as it relates to your credit facility and because you consider it to be useful in assessing your ability to service or incur indebtedness. Please tell us how you considered providing a reconciliation of this non-GAAP measure to cash flows from operating activities as the most directly comparable GAAP basis liquidity measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mr. Stephen L. Palmer, Esq.